Exhibit III

YPF S.A.

YPF S.A. Shareholders’ Meeting of April 30, 2021 - Item 22

LEGAL REPORT ON THE JUDGMENT RENDERED BY THE NATIONAL COURT OF APPEALS IN COMMERCIAL MATTERS IN CASE ENTITLED “PAZ HERRERA RICARDO vs. YPF SA ON ORDINARY PROCEEDINGS” (File No. 25864/14)”.

This legal report is made available to the shareholders’ meeting to be held on April 30, 2021 in relation to item 22 of the agenda “Compliance with the order of the National Commercial Court of Appeals regarding the treatment of the impairment charge of property, plant and equipment for Fiscal Year No. 40 ended on December 31, 2016.”

Background of the case:

Shareholder Ricardo Paz Herrera, holder of 69 shares representing 0.000017% of the capital stock of YPF S.A. (“YPF” or the “Company”), filed a lawsuit with a commercial court requesting that the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2017, which included the approval of Financial Statements for fiscal year ended December 31, 2016, considered at such meeting, be declared null and void. 1

The complaint was heard by the Lower Court in Commercial Matters No. 16, Clerk’s Office 31, City of Buenos Aires.

The judgment rendered by the lower court in such case on May 17, 2019 completely dismissed the lawsuit.

Judgment rendered by the Court of Appeals in Commercial Matters, Division C.

The lower court’s decision was then appealed by shareholder Paz Herrera, and on May 19, 2020, Division C of the Court of Appeals in Commercial Matters decided to ratify the rejection of the lawsuit, and therefore, it confirmed the rejection of the motion for the annulment of the said shareholders’ meeting.2

However, it imposed a specific obligation on the Company: to include in its next shareholders’ meeting, as a separate item of the agenda, the determination of whether the impairment charge at issue arising from the financial statements approved at the contested meeting was correctly applied or not; and, additionally, if it was consistent with the approach that the Company had been applying in previous fiscal years. Therefore, and for the purpose of considering this item, it ordered the production of relevant information, with the opinion of the audit committee and the supervisory bodies; seeking, if applicable, the correction of the financial statements in order to reflect the real situation of the Company at such time.

Even though the Company appealed before the Argentine Supreme Court of Justice, since such motion has not been granted yet, the effects of the Court of Appeals’ order are not stayed and therefore the Company must comply with the court order.

[1]	Informed by Relevant Fact dated August 25, 2017.
[2]	Informed by Relevant Fact dated May 20, 2020.

1

This legal report is issued in compliance with the court order, as described above.

City of Buenos Aires, April 8, 2021

Germán Fernández Lahore

Legal Affairs Vice Presidency

2

YPF S.A.

YPF S.A. Shareholders’ Meeting of April 30, 2021 - Item 22

REPORT ON IMPAIRMENT CHARGE OF PROPERTY, PLANT AND EQUIPMENT 20161

This report is made available for its consideration at the shareholders’ meeting to be held on April 30, 2021, in relation to item 22 of the agenda “Compliance with the order of the National Court of Appeals in Commercial Matters regarding the treatment of the impairment charge of property, plant and equipment for Fiscal Year No. 40 ended December 31, 2016”.

1) APPLICABLE ACCOUNTING STANDARD.

YPF S.A. (YPF or the “Company”) is a corporation (sociedad anónima) whose securities are listed on the Buenos Aires Stock Exchange and the New York Stock Exchange (“NYSE”), and is subject to the permanent supervision of the National Securities Commission (Comisión Nacional de Valores - the “CNV”), and to the requirements of the US Securities and Exchange Commission (“SEC”).

The Company applies the international financial reporting standards (“IFRS”) adopted by the CNV since 2012. The accounting policy establishing the impairment in value of property, plant and equipment, and accounting judgments and estimates related to impairment are described in the notes to the financial statements of the Company since fiscal year ended December 31, 2012. These accounting policies and estimates were applied by the Company consistently over the period under analysis (fiscal years 2012-2016) in accordance with the IFRS. The following is a summary of the main aspects to be evaluated (as they arise from the notes to the financial statements 2012 to 2016 of the Company. The relevant paragraphs of these notes are included in the exhibits hereto):

•	Applicable accounting standards: Uniform implementation of the IFRS. Under the CNV Regulations, these standards are of mandatory application since fiscal year ended December 31, 2012. (See EXHIBIT I)

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Valuation of property plant and equipment: are valued at their acquisition cost plus all the costs directly related to the location of the asset and to bringing the asset to the condition required for its intended use. Recoverability of these assets is revised once a year or whenever there is an indication of impairment in value of these assets. (See EXHIBIT II)

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Impairment of property, plant and equipment: In order to evaluate the recoverability of Upstream assets, they have been grouped into four Cash-Generating Units or “CGUs” (one groups the assets of fields with crude oil reserves, and three the assets of fields with natural gas reserves, according to Argentina’s basins - Neuquina, Noroeste and Austral Basins-), which is the best reflection of how the Company currently makes its assets decisions for the generation of independent cash flows. (See EXHIBIT III)

[1]	The complete Annual Reports filed by the Company and referenced in this report can be found at the SEC’s web site

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Methodology used in the estimation of the recoverable value: The methodology used to estimate the recoverable amount of property, plant and equipment consists of using the higher of: i) the calculation of the value in use, based on expected future cash flows from the use of such assets, discounted at a rate that reflects the weighted average cost of capital, and, if available, ii) the price that would be received in a regular transaction between market participants to sell the asset as of the date of these consolidated financial statements, less the disposal costs of such assets.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGUs are the purchase and sale prices of hydrocarbons, the regulations in force and cost evolution estimates.

The valuation of cash flows from Upstream assets is based on a complex model that uses cash projections covering the economically productive useful lives of the oil and gas fields and is limited by the termination of exploitation concessions, permits, agreements or contracts. The estimated cash flows contemplate the level of reserves, “commodity” prices, estimates of future investments required in relation to undeveloped oil and gas reserves, production costs, field depletion rates, contractual conditions and discount rates, among other factors. The unproved reserves are weighted by risk factors associated thereto. (See EXHIBIT IV)

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Reserves estimation: Estimating crude oil and gas reserves forms part of the Company’s decision-making process. The volume of reserves, among other things, is used to evaluate the recoverability of investments in Exploration and Production assets. YPF prepares its estimates and assumptions related to crude oil and gas reserves based on the rules and regulations established for the crude oil and gas industry and by SEC. Besides, within the framework of the 20F annual document filed by YPF with the SEC, the independent auditors’ reports on oil and natural gas reserves are included. (See EXHIBIT V)

It should be noted that from fiscal year 2016 to date, the Company continued to apply the IFRS uniformly and the same accounting policies in relation to the impairment in value of property, plant and equipment.

2) IMPAIRMENT CHARGE IN 2016 AND PREVIOUS YEARS.

The application of the criteria of impairment of property, plant and equipment mentioned in section 1), which are defined under IAS 36, determined the impairment of the CGU Oil in fiscal years 2015 and 2016. There were several for reasons for such impairment, but the main cause was the drop in oil prices projected in each of those years. The variation in oil prices (average prices for each year) is shown below:

Changes in the price of oil 2012/2016 (usd/barrel)

In 2015, international oil prices experienced a sharp fall. At first, local prices, which did not follow the trend of international oil prices, were not significantly affected. However, as the low price scenario was confirmed (in relative terms) at international level, the local realization price per barrel gradually declined. This situation had an impact on projected oil realization price curves in the cash flows of each year. Both in 2015 and 2016, the projected curves ended converging in international values that reflected declines in the long term. Therefore, the CGU Oil was impaired in 2015, and this worsened in 2016. This situation is clearly described in the notes to the financial statements of each fiscal year transcribed below.

Financial Statements 2015

Provision for impairment of fixed assets and intangible assets

As indicated in Note 1.b.8 and 1.b.9, as a general criterion, the method used to estimate the recoverable amount of fixed assets and intangible assets mainly consists in the calculation of the value in use, based on the future estimate cash flows resulting from the exploitation of the relevant assets, discounted at a rate that reflects the weighted average capital employed.

For fiscal year 2015, the discount rate was 10.33% after taxes (the discount rate applied for fiscal year 2014 was 10.86% after taxes).

Calculations of crude oil price estimates for fiscal year 2015 for the CGU Oil—YPF of the Exploration and Production Segment have taken into account the disengagement of internal market prices from international prices with respect to this product in the latest years, based on the negotiations between country’s Producers and Refineries and Argentine Government policies intended to preserve the sector activity levels and ensure the crude oil supply for the country. Therefore, the following local market price presumptions have been considered for the different varieties of crude oil: i) for 2016 and 2017 the Company has considered local market prices according to the negotiations between Producers and Refineries based on prices currently effective since January 2016, resulting in an estimate of US$/Bbl 67.5 for Medanito crude oil, US$/Bbl 54.9 for Escalante crude oil and US$/Bbl 55.9 for Cañadón Seco crude oil; ii) for 2018,

2019 and 2020, it has been considered the estimates for the local prices based on the the estimation of the international price (adjusted by the quality of each type of crude oil, freight and the relative shortage situation in the local market) set on the basis of estimate Brent crude oil values according to analysts’ consensus estimates available as of December 31, 2015 (at US$/Bbl 68.7 for 2018, US$/Bbl 68.3 for 2019 and US$/Bbl 69.3 for 2020); and iii) thereafter, a projected price curve is considered on the basis of an adjustment by United States of America forecasted inflation.

Based on the above mentioned methodology and presumptions, the Group has recorded a charge for impairment of fixed assets with respect to the CGU Oil - YPF of the Exploration and Production Segment of 2,361 as of December 31, 2015, mainly due to a decrease in the short-term price of oil in the local market and a reduction in the expectations of medium and long term international prices. The recoverable amount of the CGU Oil – YPF, after taxes, amounts to 76,829

Financial Statements 2016

Provision for impairment of property, plant and equipment and intangible assets

The method used to estimate the recoverable amount of property, plant and equipment and intangible assets is described in detail in Notes 2.b.8 and 2.b.9.

The impairment analysis is performed on the year-end date or whenever there is evidence of impairment of the recoverable value. As a result of negotiations between Argentine producers and refiners in the second half of 2016, there has been a gradual 6% reduction in the prices of sales of Medanito and Escalante crude oil on the local market (2% monthly as of August 2016). Moreover, in January 2017, the producers and refiners reached a new agreement for the transition to international prices, in which a path of prices was established for the sale of oil in the domestic market, for the purpose of achieving parity with the international market during 2017. This readjustment of prices in the domestic market and other signs that would point to a convergence with international prices in the near future, coupled with a decline in the prices expected in the medium term compared to the estimates as of December 31, 2015, have been considered evidence of impairment of the value of the assets of the CGU Oil—YPF.

Accordingly, the following local market price assumptions have been taken into account for different varieties of crude oil in order to set such expectations: (i) for 2017, it derives from the prices agreed upon between producers and refiners mentioned above which result in prices of US$/bbl 57.5 for Medanito crude oil and US$/bbl 49.1 for Escalante crude oil; (ii) for 2018, 2019 and 2020, the local market prices have been estimated based on the international price estimates based on available analyst consensus; and (iii) subsequently, estimated prices rise based on predicted inflation in the United States.

On the contrary, in previous years (2014, 2013 and 2012), no impairment charges in CGU Oil’s assets were recorded (as mentioned in the respective financial statements. See EXHIBIT III). The above was due to the fact that, in those years, the market reflected high oil realization prices (in relative terms), as disclosed in the annual report on the financial statements for fiscal year 2014, which in its relevant part, is transcribed below:

Annual Report on Financial Statements 2014

Characteristics of the Company

The average prices corresponding to the price of a barrel of Brent crude oil were U.S.$ 99.02, U.S.$ 108.64 and U.S.$ 111.65 in 2014, 2013 and 2012, respectively. Notwithstanding the aforementioned variation in trading values, the price of crude oil in the domestic market is defined through negotiations among local producers and refiners. These negotiations occur mainly as a consequence of the absence of surplus export volumes of crude oil and due to the domestic market’s needs, taking also into account Resolution No. 1077/14 of the Ministry of Economy and Public Finance, which establishes a regime of export retentions for certain hydrocarbon products, which in practice determines ceilings on the values that each company could obtain from the export of hydrocarbons. The average purchase/sale price per barrel of crude oil for the Company has been U.S.$ 78.16, U.S.$ 73.72 and U.S.$ 71.93 for 2014, 2013 and 2012, respectively.

Therefore, in fiscal years 2012, 2013 and 2014, projected cash flows (recoverable value) for the CGU Oil for each of those years largely exceed the carrying value due to multiple factors, but mainly, due to the projected price curve which contemplated future business expectations at such time. The methodology for estimating the recoverable value is described in the financial statements (See EXHIBIT III).

Finally, regarding the information detailed in financial statements 2015 and 1016, it was possible to verify that the information is sufficient in accordance with international standards, and in line with the accounting statements prepared by leading companies in the industry (both domestic and foreign), which also faced recoverability issues in 2015 and 2016.

3) OTHER BACKGROUND INFORMATION

It should be noted that in another action for annulment of the Shareholders’ Meeting held on April 27, 2018, brought by the same shareholder, Mr. Paz Herrera, in the case entitled “PAZ HERRERA, RICARDO ADRIAN VS YPF S.A. ON ORDINARY PROCEEDINGS” File No. 16320/2019”2, a report was issued by a forensic accounting expert witness in relation to the application of the accounting charge for impairment of property, plant and equipment corresponding to Fiscal Year ended December 31, 2016 and the partial reversal of such charge in Fiscal Year ended December 31, 2017.

In this respect, the report filed by the aforementioned court-appointed accountant concluded that the methodology used by the Company to apply the impairment charge in fiscal year 2017: i) complies with the International Accounting Standards, and ii) does not change from one fiscal year to another. The conclusions arising from the aforementioned report, as well as those from the report issued by the technical consultant appointed by YPF S.A. are transcribed in Exhibit VI hereto.

It should be noted that none of these reports was challenged by the plaintiff in the aforementioned case, and that the technical consultant appointed by plaintiff reviewed the documents and participated, jointly with the accounting expert witness, in the analysis, making no objections or observations thereto.

In brief, three independent chartered accountants participated in the case mentioned above, one designated by the court and one by each party, and all of them concluded that the accounting standards were properly applied by the Company.

[2]	Final judgment has not yet been rendered.

4) CONCLUSIONS

The accounting charge for impairment of property, plant and equipment recorded in the financial statements corresponding to fiscal year ended December 31, 2016, was applied in compliance with the guidelines of IAS 36, and consistently in all fiscal years since 2012, the first fiscal year in which the IFRS were applied, as required by the CNV.

Therefore, we ratify the conclusions reached in due time, considering appropriate the application of the standards to determine the Impairment Charge of Property, Plant and Equipment in the financial statements of the Company for fiscal year No. 40 ended December 31, 2016.

These conclusions arise from the following reports, meeting minutes and certifications made in due time, and which generated no objections:

•	Minutes of audit committee meeting held on March 8, 2017.

•	Minutes of transparency committee meeting held on March 8, 2017.

•	Minutes of Board of Directors’ meeting approving the financial statements for fiscal year ended December 31, 2016, held on March 9, 2017.

•	Report of independent chartered accountants (independent auditors) dated March 9, 2017

•	Supervisory Committee’s report dated March 9, 2017.

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Certifications from the CFO and CEO related to the integrity and reasonableness of the financial statements included in the Annual Report 20F for fiscal year ended December 31, 2016, dated April 7, 2017.

•	Certifications from the CFO and CEO regarding the effectiveness of the integrated control system, included in the Annual Report 20F for fiscal year ended December 31, 2016, dated April 7, 2017.

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Report of independent chartered accountants (independent auditors) registered with the PCAOB (Public Company Accounting Oversight Board) on the effectiveness of the internal financial reporting control system, included in Annual Report 20F for fiscal year ended December 31, 2016, dated April 7, 2017.

In addition, we ratify the following conclusions, which are similar to the conclusions that were drawn in the preparation and approval of the financial statements for fiscal year ended December 31, 2016:

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The impairment charge of Property, Plant and Equipment for fiscal year ended December 31, 2016 is adequate and complies with the guidelines of the international financial reporting standards, which were applied consistently as compared with previous fiscal years mentioned in this report.

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The Impairment charge recorded in fiscal year 2016 largely exceeded (14 times) the one recorded in fiscal year 2015, given that in fiscal year 2014, the recoverable value of property, plant and equipment of the CGU Oil, determined by its value in use through discounted cash flows, was significantly higher than its carrying value, and therefore, in fiscal year 2015 that gap was considerably reduced to such an extent that the recoverable value resulted slightly higher than its carrying value, leading to an impairment due to the fall in projected oil prices, among other reasons. And in fiscal year 2016, the impairment of property, plant and equipment of such CGU worsened for the same reasons (fall in oil prices), as specified in the financial statements for fiscal years ended December 31, 2015 and 2016.

•	An impairment charge in previous fiscal years (2012/2014) is not applicable as the recoverable amount (value in use) largely exceeded the carrying value of the CGU Oil.

•	The information described in financial statements 2016 issued by the Company comply with international financial reporting standards and best industry practices.

Finally, it should be noted that from fiscal year 2016 to date, the Company continued applying uniformly the IFRS and the same accounting policies in relation to impairment in value of property, plant and equipment.

City of Buenos Aires, April 8, 2021.

Alejandro Lew CFO YPF S.A.	Federico Máquez Manager Accounting and Reporting Department YPF S.A.

EXHIBIT I

Financial Statements as of December 31, 2012

1.a) Presentation Basis

•	Application of International Financial Reporting Standards

The consolidated financial statements of YPF S.A. (hereinafter “YPF”) and its controlled companies (hereinafter and all together, the “Group” or the “Company”) for the year ended December 31, 2012 are presented in accordance with International Financial Reporting Standard (“IFRS”). The adoption of IFRS these standards as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the regulations of the Argentine Securities Commission (“CNV”). Application of IFRS is mandatory for YPF, according to the accounting professional standards and the regulatory standards mentioned above, as from the year beginning on January 1, 2012. The effects of the changes resulting from the application of IFRS are presented in section 1.b) of this Note.

Financial Statements as of December 31, 2013

1.a) Presentation Basis

•	Application of International Financial Reporting Standards

The consolidated financial statements of YPF S.A. (hereinafter “YPF”) and its controlled companies (hereinafter and all together, the “Group” or the “Company”) for the year ended December 31, 2013 are presented in accordance with International Financial Reporting Standard (“IFRS”). The adoption of these standards as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”).

Financial Statements as of December 31, 2014

1.a) Presentation Basis

•	Application of International Financial Reporting Standards

The consolidated financial statements of YPF S.A. (hereinafter “YPF”) and its controlled companies (hereinafter and all together, the “Group” or the “Company”) for the year ended December 31, 2014 are presented in accordance with International Financial Reporting Standard (“IFRS”). The adoption of these standards as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”).

Financial Statements as of December 31, 2015

1.a. Basis of preparation

•	Application of International Financial Reporting Standards

The consolidated financial statements of YPF S.A. (hereinafter “YPF” or “the Company”) and its controlled companies (hereinafter and all together, the “Group”) for the year ended December 31, 2015 are presented in accordance with International Financial Reporting Standard (“IFRS”). The adoption of these standards as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”).

Financial Statements as of December 31, 2016

2.a) Basis of preparation

Application of IFRS

The consolidated financial statements of the Group for the year ended December 31, 2016 are presented in accordance with IFRS, as issued by IASB. The adoption of these standards was determined by the Technical Resolution No. 26 (ordered text) issued by FACPCE and CNV.

EXHIBIT II

Financial Statements as of December 31, 2012

1.c.6) Fixed assets

i. General criteria:

Fixed assets are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the criteria adopted by the Company in the transition to IFRS referred to in Note 1.b).

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset (“overhauls”), are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

Repair and maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired.

The carrying value of the fixed assets based on each cash generating unit, as defined in Note 1.c.8, does not exceed

Financial Statements as of December 31, 2013

1.b.6) Fixed assets

i. General criteria:

Fixed assets are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a).

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset (“overhauls”), are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

Repair and maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired.

The carrying value of the fixed assets based on each cash generating unit, as defined in Note 1.b.8, does not exceed their estimated recoverable value.

Financial Statements as of December 31, 2014

1.b.6) Fixed assets

i. General criteria:

Fixed assets are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a).

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset (“overhauls”), are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

Repair and maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired.

The carrying value of the fixed assets based on each cash generating unit, as defined in Note 1.b.8, does not exceed their estimated recoverable value.

Financial Statements as of December 31, 2015

1.b.6) Fixed assets

i. General criteria:

Fixed assets are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the criteria adopted by the Group in the transition to IFRS.

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are derecognized.

Repair, conservation and ordinary maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired, as detailed in Note 1.b.8.

Financial Statements as of December 31, 2016

2.b.6) Property, plant and equipment

General criteria

Property, plant and equipment are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the deemed cost criteria adopted by the Group in the transition to IFRS.

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As property, plant and equipment are retired, the related cost and accumulated depreciation are derecognized.

Repair, conservation and ordinary maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired, as detailed in Note 2.b.8.

EXHIBIT III

Financial Statements as of December 31, 2012

1.c.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Company compares their carrying value with their recoverable value at the end of each year, or more frequently, if there are indicators that the carrying amount of an asset may not be recoverable. In order to assess impairment, assets are grouped into cash-generating units (“CGUs”), whereas the asset does not generate cash flows that are independent of those generated by other assets or CGUs, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, and specifically in terms of assets corresponding to the Upstream, they have been grouped into four CGUs (one of them grouping the assets of fields with oil reserves, and three units that group assets of fields with reserves of natural gas considering the country’s basins -Neuquina, Noroeste and Austral basins-), which are the best reflect of how the Company currently manage them in order to generate independent cash flows. Downstream assets are grouped into the following CGUs: Refining and Marketing, which groups the assets assigned to the refining of crude oil and marketing of such products, and Chemical, which groups the assets related to that activity.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for each CGU.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or the CGU) is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses recognized and losses on disposal of fixed assets/intangible assets” in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable value of the corresponding asset is calculated to determine whether a reversal of the impairment loss recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

There were no impairment charges or reversals for the years ended on December 31, 2012 and 2011.

Financial Statements as of December 31, 2013

1.b.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Company compares their carrying value with their recoverable value at the end of each year, or more frequently, if there are indicators that the carrying amount of an asset may not be recoverable. In order to assess impairment, assets are grouped into cash-generating units (“CGUs”), whereas the asset does not generate cash flows that are independent of those generated by other assets or CGUs, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, and specifically in terms of assets corresponding to the Upstream, they have been grouped into four CGUs (one of them grouping the assets of fields with oil reserves, and three units that group assets of fields with reserves of natural gas considering the country’s basins -Neuquina, Noroeste and Austral basins-), which are the best reflect of how the Company currently manage them in order to generate independent cash flows. The remaining assets are grouped at the Downstream CGU which mainly includes the assets assigned to the refining of crude oil (or that complement such activity) and marketing of such products, in MetroGAS CGU which includes assets related to the distribution of natural gas and in YPF Energía Eléctrica CGU, which includes assets related to generation and commercialization of electric energy.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for each CGU.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or the CGU) is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses recognized and losses on disposal of fixed assets/intangible assets” in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable value of the corresponding asset is calculated to determine whether a reversal of the impairment loss recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

There were no impairment charges or reversals for the years ended on December 31, 2013, 2012 and 2011.

Financial Statements as of December 31, 2014

1.b.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Company compares their carrying value with their recoverable value at the end of each year, or more frequently, if there are indicators that the carrying amount of an asset may not be recoverable. In order to assess impairment, assets are grouped into cash-generating units (“CGUs”), whereas the asset does not generate cash flows that are independent of those generated by other assets or CGUs, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, and specifically in terms of assets corresponding to the Upstream, they have been grouped into six CGUs (one of them grouping the assets of fields with oil reserves, and three units that group assets of fields with reserves of natural gas of YPF S.A. considering the country’s basins -Neuquina, Noroeste and Austral basins- and two of them grouping the assets of fields with reserves of natural gas of YSUR Neuquina and Austral), which are the best reflect of how the Company currently manage them in order to generate independent cash flows. The remaining assets are grouped at the Downstream CGU which mainly includes the assets assigned to the refining of crude oil (or that complement such activity) and marketing of such products, in MetroGAS CGU which includes assets related to the distribution of natural gas and in YPF Energía Eléctrica CGU, which includes assets related to generation and commercialization of electric energy.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for each CGU.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or the CGU) is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses recognized and losses on disposal of fixed assets/intangible assets” in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable value of the corresponding asset is calculated to determine whether a reversal of the impairment loss recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

There were no impairment charges or reversals for the years ended on December 31, 2014, 2013 and 2012.

Financial Statements as of December 31, 2015

1.b.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Group compares their carrying value with their recoverable amount at the end of each year, or more frequently, if there are indicators that the carrying value of an asset may not be recoverable.

In order to assess impairment, assets are grouped into Cash-Generating Units (“CGU”), whereas the assets do not generate cash flows that are independent of those generated by other assets or CGU, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, the Group’s assets were grouped into eleven CGU.

Exploration and Production Segment

The assets included in this segment have been grouped into seven CGU. One that gathers the assets of YPF fields, which basically have crude oil reserves; five CGU that group the assets of YPF and YSUR fields which basically have natural gas reserves, according to the Argentina’s basins, and another one that gathers the assets in the United States fields

•	CGU Oil – YPF;

•	CGU Oil – YPF Holdings

•	CGU Gas – Neuquina Basin– YPF;

•	CGU Gas – Noroeste Basin – YPF;

•	CGU Gas – Austral Basin – YPF;

•	CGU Gas – Neuquina Basin – YSUR;

•	CGU Gas – Austral Basin – YSUR

Downstream Segment

The assets included in this segment have been grouped in three CGU. The YPF Downstream CGU which mainly includes the assets assigned to the crude oil refining activity (or that complement such activity), the petrochemical industry and marketing of such products. The Metrogas CGU, which includes assets related to the distribution of natural gas and YPF Energía Eléctrica CGU, which includes assets related to generation and commercialization of electric energy.

Corporate Segment

A-Evangelista CGU mainly included of the assets used for the construction activity related to the Company’s business.

This aggregation is the best reflection of how the Group currently makes its management decisions for the generation of separate cash flows of the assets.

The recoverable amount is the higher of, the fair value less costs of disposal and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for each CGU.

If the recoverable amount of a CGU is estimated to be less than its carrying amount, the carrying amount of the CGU is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Other operating results, net” in the Consolidated Statement of Comprehensive Income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable amount of the corresponding asset is calculated to determine whether a reversal of the impairment losses recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

Financial Statements as of December 31, 2016

1.b.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Group compares their carrying value with their recoverable amount at the end of each year, or more frequently, if there are indicators that the carrying value of an asset may not be recoverable.

In order to assess impairment, assets are grouped into Cash-Generating Units (“CGU”), whereas the assets do not generate cash flows that are independent of those generated by other assets or CGU, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, the Group’s assets were grouped into eleven CGU.

Exploration and Production Segment

The assets included in this segment have been grouped into seven CGU. One that gathers the assets of YPF fields, which basically have crude oil reserves; five CGU that group the assets of YPF and YSUR fields which basically have natural gas reserves, according to the Argentina’s basins, and another one that gathers the assets in the United States fields.

•	CGU Oil – YPF;

•	CGU Oil – YPF Holdings

•	CGU Gas – Neuquina Basin– YPF;

•	CGU Gas – Noroeste Basin – YPF;

•	CGU Gas – Austral Basin – YPF;

•	CGU Gas – Neuquina Basin – YSUR;

•	CGU Gas – Austral Basin – YSUR.

Downstream Segment

The assets included in this segment have been grouped in three CGU. The YPF Downstream CGU which mainly includes the assets assigned to the crude oil refining activity (or that complement such activity), the petrochemical industry and marketing of such products. The Metrogas CGU, which includes assets related to the distribution of natural gas and YPF Energía Eléctrica CGU, which includes assets related to generation and commercialization of electric energy.

Corporate Segment

A-Evangelista CGU mainly included of the assets used for the construction activity related to the Company’s business.

This aggregation is the best reflection of how the Group currently makes its management decisions for the generation of separate cash flows of the assets.

The recoverable amount is the higher of, the fair value less costs of disposal and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for each CGU.

If the recoverable amount of a CGU is estimated to be less than its carrying amount, the carrying amount of the CGU is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Other operating results, net” in the Consolidated Statement of Comprehensive Income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable amount of the corresponding asset is calculated to determine whether a reversal of the impairment losses recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

EXHIBIT IV

Financial Statements as of December 31, 2012

1.c.9) Methodology used in the estimation of recoverable amounts

The recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGUs are the purchase and sale prices of hydrocarbons, outstanding regulations, estimation of cost increase, employee costs and investments.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concessions permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

The cash flows of the Refining and Marketing and Chemical businesses are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered.

The reference prices considered are based on a combination of market prices available in those markets where the Company operates, also taking into consideration specific circumstances that could affect different products the Company commercializes and management’s estimations and judgments.

Estimated net future cash flows are discounted to its present value using a rate that reflects the average capital cost for each CGU. The rates used as of December 31, 2012 for the different CGUs was 11.10%.

Financial Statements as of December 31, 2013

1.b.9) Methodology used in the estimation of recoverable amounts

•

Company’s General Criteria: The recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGUs are the purchase and sale prices of hydrocarbons (including gas distribution applicable fees), outstanding regulations, estimation of cost increase, employee costs and investments.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concessions permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

Cash flows of the Downstream and YPF Energía Eléctrica CGUs are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered.

The reference prices considered are based on a combination of market prices available in those markets where the Company operates, also taking into consideration specific circumstances that could affect different products the Company commercializes and management’s estimations and judgments.

Estimated net future cash flows are discounted to its present value using a rate that reflects the average capital cost for each CGU.

For the valuation of the assets of the MetroGAS CGU, cash flows are developed based on estimates of the future behavior of certain variables that are sensitive in determining the recoverable value, among which stands out: (i) the nature, timing and extension of tariff increases and cost adjustments recognition, (ii) gas demand projections, (iii) evolution of costs to be incurred, and (iv) macroeconomic variables such as growth rate, inflation rate, foreign currency exchange rate, among others.

MetroGAS prepared its projections on the understanding that it will get tariff increases according to the current economic and financial situation of MetroGAS. Within these premises, and in terms of tariff increase estimations, the scenarios range from a tariff adjustment in order to meet adjustments obtained by other companies in that business up to a recovery of tariff levels prevailing in 2001 and in relation to regional tariffs in South America, especially in Brazil and Chile. A probability approach has been used to weight the different scenarios assigning an outcome probability to each cash flow scenario projected, based on current objective information. However, MetroGAS is unable to ensure that the realization of the assumptions used to develop these projections will be in line with its estimates, so they might differ significantly from the estimates and assumptions used as of the date of preparation of these consolidated financial statements.

Financial Statements as of December 31, 2014

1.b.9) Methodology used in the estimation of recoverable amounts

•

Company’s General Criteria: The recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGUs are the purchase and sale prices of hydrocarbons (including gas distribution applicable fees), outstanding regulations, estimation of cost increase, employee costs and investments.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concessions permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

Cash flows of the Downstream and YPF Energía Eléctrica CGUs are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered.

The reference prices considered are based on a combination of market prices available in those markets where the Company operates, also taking into consideration specific circumstances that could affect different products the Company commercializes and management’s estimations and judgments.

Estimated net future cash flows are discounted to its present value using a rate that reflects the average capital cost for each CGU.

For the valuation of the assets of the MetroGAS CGU, cash flows are developed based on estimates of the future behavior of certain variables that are sensitive in determining the recoverable value, among which stands out: (i) the nature, timing and extension of tariff increases and cost adjustments recognition, (ii) gas demand projections, (iii) evolution of costs to be incurred, and (iv) macroeconomic variables such as growth rate, inflation rate, foreign currency exchange rate, among others.

MetroGAS prepared its projections on the understanding that it will get tariff increases according to the current economic and financial situation of MetroGAS. Within these premises, and in terms of tariff increase estimations, the scenarios range from a tariff adjustment in order to meet adjustments obtained by other companies in that business up to a recovery of tariff levels prevailing in 2001 and in relation to regional tariffs in South America, especially in Brazil and Chile. A probability approach has been used to weight the different scenarios assigning an outcome probability to each cash flow scenario projected, based on current objective information. However, MetroGAS is unable to ensure that the realization of the assumptions used to develop these projections will be in line with its estimates, so they might differ significantly from the estimates and assumptions used as of the date of preparation of these consolidated financial statements.

Financial Statements as of December 31, 2015

1.b.9) Methodology used in the estimation of recoverable amounts

Group‘s General Criteria: The recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost employed.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGU are the purchase and sale prices of hydrocarbons (including gas distribution applicable fees), outstanding regulations, estimation of cost increase, employee costs and investments.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limiteed by the contractual expiration of the concessions permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

Downstream cash flows are estimated on the basis of the projected sales trends, contribution margins by unit, fixed costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections evaluation horizon is 10 years, considering an annual rent for the last period, based on the long useful life of this GCU assets.

The reference prices considered are based on a combination of market prices available in those markets where the Group operates, also taking into consideration specific circumstances that could affect different products the Group commercializes and management’s estimations and judgments.

Estimated net future cash flows are discounted to its present value using a rate that reflects the weighted average capital cost employed for each CGU.

Financial Statements as of December 31, 2016

2.b.9) Methodology used in the estimation of recoverable amounts

The methodology used to estimate the recoverable amount of property, plant and equipment and intangible assets consists of using the higher of: i) the calculation of the use value, based on expected future cash flows from the use of such assets, discounted at a rate that reflects the weighted average cost of the allocated principal amount, and if available, ii) the price that would be received in a regular transaction between market participants to sell the asset as of the date of these consolidated financial statements, less the disposal costs of such assets.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGU are the purchase and sale prices of hydrocarbons (including applicable gas distribution fees), outstanding regulations, estimates of cost increases, personnel costs and investments.

The cash flows from Upstream assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concession permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the Upstream assets.

Downstream and Gas and Power cash flows are estimated on the basis of projected sales trends, contribution margins by unit, fixed costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections’ evaluation horizon is 10 years, considering annual rent for the last period, based on the long useful life of these CGU assets.

The reference prices considered are based on a combination of market prices available in those markets where the Group operates, also taking into consideration specific circumstances that could affect different products the Group commercializes and management’s estimations and judgments.

EXHIBIT V

Financial Statements as of December 31, 2012

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.c.8 and 1.c.9).

YPF prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission (“SEC”).

Financial Statements as of December 31, 2013

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.b.8 and 1.b.9).

The company prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by the U.S. Securities and Exchange Commission (“SEC”).

Financial Statements as of December 31, 2014

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.b.8 and 1.b.9).

The company prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by the U.S. Securities and Exchange Commission (“SEC”).

Financial Statements as of December 31, 2015

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.b.8 and 1.b.9 and last paragraph of this note)

The Group prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by the U.S. Securities and Exchange Commission (“SEC”).

Financial Statements as of December 31, 2016

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.b.8 and 1.b.9 and last paragraph of this note)

The Group prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by the U.S. Securities and Exchange Commission (“SEC”).

EXHIBIT VI

Report issued by an accounting expert appointed by the court in the case entitled “PAZ HERRERA, RICARDO ADRIAN VS. YPF S.A. ON ORDINARY PROCEEDINGS” File Number 16320/2019, brought by the shareholder Mr. Ricardo Paz Herrera on annulment of Shareholders’ Meeting held on April 27, 2018.

“The methodology used to estimate the impairment charge in fiscal year ended on December 31, 2016 is compatible to record the reversal charge in fiscal year ended on December 31, 2017. This conclusion is reached based on the following:

(i) Analysis of Financial Statements as of December 31, 2017 and December 31, 2016, and their notes.

(ii) The methodology used for its calculation is described in the notes of both fiscal years, and it is observed that it does not change from one fiscal year to the other.

(iii) It is in line with the provisions of International Accounting Standard (IAS) 36 on impairment in value of the assets, whereby the ways in which an asset that may be impaired are identified. This is particularly explained in item 8 of such standard, and in items 110 to 116 which establish the requirements to revert a loss for impairment in value, already recognized in previous fiscal years, for an asset or a cash generating unit.

(iv) The auditor’s report does not make any reference to any qualification or observation regarding the system used from one fiscal year to the other.

(v) It complies with the provisions of Technical Resolution No. 16 in terms of comparability, i.e, the same standards (uniformity or consequence) are maintained. In so far as this is concerned, the measurement criterion used is its historical value as described in notes 2.b.6 and 2.b.9 to financial statements 2016 and 2017 regarding the methodology to estimate the recoverable amount.”

Report issued by the technical consultant appointed by YPF S.A. in the case mentioned above:

The report showed similar conclusions to the ones drawn by the court-appointed accountant.

In relation to the application of an accounting charge for impairment of property, plant and equipment, the technical consultant appointed by YPF S.A. concluded that:

“Based on the above, YPF S.A. complied with the general accounting principles or the applicable accounting standard. The Company adopts the cost value method and not the fair value method. The particular feature of the cost value method is that it requires estimating, on a yearly basis, if the assets value exceeds or not the recoverable amount.

There are two options to determine the recoverable amount: the fair value itself, in so far as independent third parties’ assessments are available or similar transactions have been performed, or the discounted cash flow method. This is useful to determine if the asset value recorded by the Company does not exceed the assets recoverable amount.

Therefore, what the Company did, both in 2016 and 2017, was to determine through the discounted cash flow, if its assets value exceeded that discounted cash flow.

In 2016, it clearly exceeded it; therefore, an impairment in assets value was recognized.”

Likewise, in the “Conclusions” chapter, the accounting expert reports as follows:

“Technical Resolution No. 26, in its Exhibit I, lists the current IFRS that must be applied, among which IAS 36 specifically refers to the “Impairment in assets value”. Thus, YPF applies the methodology established in IAS 36 to determine the recoverable amount of its assets.

The purpose of IAS 36 is to establish the procedures that a unit must apply to make sure its assets are not carried at more than their recoverable amount.

This standard considers that an asset will be carried at an amount above its recoverable amount when its carrying value exceeds that amount that may be recovered from the asset through its use or sale. Should this be the case, the asset would appear as impaired, and the Standard requires the entity to recognize an impairment loss for the impairment in value of such asset.

To such effect, the entity has to evaluate, on the closing date of each balance sheet, if there is an indication of impairment in value for an asset. If so, the entity must estimate the recoverable amount for the asset.

Regardless of the existence of an indication of impairment in value, the entity must also annually check the impairment in value for each asset, comparing its carrying amount with its recoverable amount.

Should there be an indication of impairment in value for a particular asset, the recoverable amount will be estimated for the asset individually considered. If it were not possible to estimate the recoverable amount for the individual asset, the entity will determine the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

The CGU is the smaller identifiable group of assets which generates cash inflows for the entity which are, to a great extent, independent from the cash flows derived from other assets or groups of assets. The recoverable amount of an asset or a CGU is the higher of its fair value less disposal costs and its value in use. If either amount is higher than the carrying amount of the asset, there would not be any impairment in value and, therefore, no adjustment would be required.

The fair value less the disposal cost is the amount that may be obtained from the sale of an asset or CGU, in an arm’s length transaction, between interested and duly informed parties, less the disposal or sales cost by any other means.

The value in use is the current value of estimated future cash flows which may be expected from an asset or CGU.

The carrying amount of an asset will be reduced until it reaches its recoverable amount if, and only if, this recoverable amount is lower than the carrying amount.

This reduction is called “impairment loss”. The impairment loss must be immediately recognized in the result for the fiscal year.

In other words, the recoverable amount is the higher of its fair value less costs of disposal and its value in use. In calculating the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average cost of the capital employed for the Group.

If the recoverable amount of a CGU is lower than its carrying amount, then its carrying amount is reduced to its recoverable amount, and an impairment loss is recognized in the statement of income.

Impairment losses are distributed among the assets of the CGU in proportion to their carrying amount. Consequently, once an impairment loss corresponding to an amortizable asset is recorded, the basis for future amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss recognized in a previous fiscal year could have disappeared or decreased, a new estimate of the recoverable amount of the corresponding asset is performed, to determine whether a reversal of the impairment loss recognized in previous fiscal years needs to be made. See Note 2.c.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the new increased amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in previous fiscal years.

As explained in the notes to YPF’s financial statements, the Company applied IAS 36 to determine the recoverable amount for its assets in both fiscal years under analysis.

YPF S.A. Shareholders’ Meeting of April 30, 2021 - Item 22

Report of YPF S.A.’s Audit Committee

1. The Management of YPF S.A. (“Management” and the “Company”, respectively) has informed the Audit Committee that the Company has to comply with the judgment rendered by the National Court of Appeals in Commercial Matters, Division C, in the case entitled PAZ HERRERA RICARDO ADRIAN VS. YPF S.A. ON ORDINARY PROCEEDINGS (ANNULMENT OF SHAREHOLDERS’ MEETING) (File 15221/2017), in relation to the motion filed by the shareholder for the annulment of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2017, at which the financial statements for fiscal year ended December 31, 2016 were approved. The aforementioned judgment orders as follows: “To reject the annulment in itself but place on the company the obligation to include in its next shareholders’ meeting, as a separate item of the agenda, the determination of whether the impairment charge at issue was correctly applied or not, considering to such effect the criteria applied in previous fiscal years, providing the required information, with an opinion of the audit committee and the supervisory bodies and, if appropriate, correcting what should be corrected so that the current financial statements reflect the real situation.”.

2. In order to comply with the decision of the above mentioned Court, this Opinion is issued within the framework of the Audit Committee’s powers and duties under the applicable regulations, including, without limitation, “To supervise the operation of internal control systems and the administrative-accounting system, as well as the reliability of the latter and all financial information or other significant events filed with the National Securities Commission and the markets in compliance with the applicable reporting system” (section 110, b) Law No. 26,831 on Capital Markets).

3. Along these lines, and in compliance with the above mentioned decision, the scope of the work of YPF S.A.’s Audit Committee has been limited to the verification of:

a)

The Company’s financial statements for fiscal year ended December 31, 2016 (the “Financial Statements 2016”) in which the impairment charge of property, plant and equipment for such fiscal year (the “Impairment Charge”) was recorded.

b)

The Supervisory Committee’s Report on the Financial Statements 2016, dated March 9, 2017, in which it is concluded that, in the Supervisory Committee’s opinion, said Financial Statements 2016 fairly present, in all material respects, the financial position of YPF S.A. and its controlled companies as of December 31, 2016, and the comprehensive results of its operations, changes in shareholders’ equity and cash flows for the fiscal year ended on such date, in accordance with the provisions of Technical Resolution No. 26 of the FACPCE on the preparation of individual financial statements of a controlling entity, and the International Financial Reporting Standards, as applicable. With respect to the Company’s financial statements ended December 31, 2016, taken as a whole, it is concluded that the Additional Information to the notes to the individual financial statements required under Section No. 68 of the Buenos Aires Stock Exchange Listing Regulations and section 12, chapter III, Title IV of the National Securities Commission Regulations (Technical Regulation 2013) is fairly presented in all material respects.

c)

The Independent Auditors’ Report on Financial Statements 2016, dated March 9, 2017, in which it is concluded that, in their opinion, such Financial Statements 2016 fairly present, in all material respects, the financial position of YPF S.A. and its controlled companies as of December 31, 2016, and the comprehensive results, changes in shareholders’ equity and cash flows for the fiscal year ended on such date, in accordance with the International Financial Reporting Standards.

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d)

The review conducted by the Audit Committee at its meeting held on March 8, 2017, at which the most relevant aspects of Financial Statements 2016 were analyzed and, taking into account compliance with applicable regulations, expressed its conformity therewith.

e)

The approval of Financial Statements 2016 by the Company’s Board of Directors at its meeting held on March 9, 2017, at which the Audit Committee expressed its conformity with such Financial Statements.

f)

The treatment of Financial Statements 2016 and their approval by the General Ordinary and Extraordinary Meeting of Shareholders held on April 28, 2017 and, in particular, the explanations given by the Company regarding the Impairment Charge.

g)

The report of the independent auditors registered with the PCAOB (Public Company Accounting Oversight Board) on the efficient operation of the internal financial reporting control system, included in Annual Report 20F for fiscal year ended December 31, 2016, dated April 7, 2017.

h)

The CFO’s and CEO’s certifications on the appropriate operation of the internal control system in the financial reporting process, included in Annual Report 20F for fiscal year ended December 31, 2016, dated April 7, 2017.

i)

Financial Statements for years 2017, 2018, 2019 and 2020 and their corresponding reports of the independent auditors and the supervisory committee, which conclude that the financial information published is reasonable, without any remarks with regard to previous fiscal years.

The Audit Committee reviewed the legal report of the Vice Presidency of Legal Services dated April 8, 2021, containing a summary of the background information and evolution of the judicial approach that gives rise to the judgement mentioned in point 1 of this report, which is attached as Exhibit A.

In addition, the board of Directors have requested the Management and we have reviewed, a detailed report dated April 8, 2021 on the application of the Impairment Charge to Financial Statements 2016, and considerations regarding its application in previous fiscal years, which is attached as Exhibit B. It follows from the report that:

(a) the impairment charge has been correctly applied to Financial Statements 2016 following the guidelines of the International Financial Reporting Standards (“IFRS”) and, in particular, IFRS 36, and

(b) the accounting standards and the accounting policy related to impairment of property, plant and equipment have been applied in a consistent and uniform manner with respect to previous fiscal years since 2012 (year of adoption of the International Financial Reporting Standards by the National Securities Commission).

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4. Based on the work conducted –mentioned in the previous item– and in the exercise of the powers and duties assigned to it under the applicable regulations, YPF S.A.’s Audit Committee:

Ratifies that the procedures followed in connection with the Impairment Charge of property, plant and equipment in Financial Statements 2016 have been correctly applied in accordance with the accounting standards; and that the accounting policy used by the Company has been consistent and uniform with the accounting policy applied in the previous fiscal years since 2012, when the IFRS were adopted.

In the City of Buenos Aires, on April 8, 2021.

Audit Committee of YPF S.A.

Ramiro Manzanal

Chairman of the Audit Committee of YPF S.A.

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YPF S.A. Shareholders’ Meeting of April 30, 2021 - Item 22

Special Report of the Supervisory Committee of YPF S.A. issued in compliance with the requirements in the case entitled PAZ HERRERA RICARDO ADRIAN VS. YPF S.A. ON ORDINARY PROCEEDINGS (ANNULMENT OF SHAREHOLDERS’ MEETING) (File 15221/2017)

To the shareholders of

YPF Sociedad Anónima

Overview:

1. We issue this Special Report within the scope of the duties assigned to this Supervisory Committee under section 294 of the General Corporations Law (Ley General de Sociedades) No. 19,550, so that Shareholders may comply with the judgment rendered by the National Court of Appeals in Commercial Matters, Division C, in the case entitled PAZ HERRERA RICARDO ADRIAN VS. YPF S.A. ON ORDINARY PROCEEDINGS (ANNULMENT OF SHAREHOLDERS’ MEETING) (File 15221/2017), in relation to the motion filed by the shareholder for the annulment of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2017, at which the financial statements for fiscal year ended December 31, 2016 were approved. The aforementioned judgment orders as follows: “To reject the annulment in itself but place on the company the obligation to include in its next shareholders’ meeting, as a separate item of the agenda, the determination of whether the impairment charge at issue was correctly applied or not, considering to such effect the criteria applied in previous fiscal years, providing the required information, with an opinion of the audit committee and the supervisory bodies and, if appropriate, correcting what should be corrected so that the current financial statements reflect the real situation.”

Management Responsibility

2. The Board of Directors of the Company is responsible for preparing and presenting the financial statements in compliance with Argentine professional accounting standards. Besides, the Board of Directors is responsible for the existence of an internal control system it deems necessary to allow for the preparation of financial statements free from material misstatements arising from errors or irregularities.

Scope of our work:

3. Our work was performed in compliance with the statutory audit standards in force. Under such standards financial statements must be prepared in accordance with the audit standards in force and must also check the reasonableness of the material information contained in the reviewed documents and their consistency with the other information related to corporate decisions informed to us, disclosed in the Minutes of Board of Directors’ and Shareholders’ Meetings, as well as compliance of such decisions with the law and the by-laws, in their formal and documentary aspects.

The scope of this Special Report is limited to the review of:

a)

The Company’s financial statements for fiscal year ended December 31, 2016 (“Financial Statements 2016”), reason for the plaintiff’s complaint, in which the impairment charge of property, plant and equipment for such fiscal year (the “Impairment Charge”) was recorded.

b)

The report of the independent auditors of the Company, Deloitte & Co. S.A. on the Financial Statements 2016, dated March 9, 2017, mentioned in the previous paragraph, in which it is concluded that, in their opinion, such Financial Statements 2016 fairly present, in all material respects, the financial position of YPF S.A. and its controlled companies as of December 31, 2016, and the comprehensive results, changes in shareholders’ equity and cash flows for the fiscal year then ended, in accordance with the International Financial Reporting Standards.

c)

The Supervisory Committee’s Report on the Financial Statements 2016, dated March 9, 2017, mentioned in paragraph a), in which it is concluded that, in their opinion, said Financial Statements 2016 fairly present, in all material respects, the financial position of YPF S.A. and its controlled companies as of December 31, 2016, and the comprehensive results of its operations, changes in shareholders’ equity and cash flows for the fiscal year ended on such date, in accordance with the provisions of Technical Resolution No. 26 of the FACPCE on the preparation of individual financial statements of a controlling entity, and the International Financial Reporting Standards, as applicable. With respect to the Company’s financial statements ended December 31, 2016, taken as a whole, it is concluded that the Additional Information to the notes to the individual financial statements required under Section No. 68 of the Buenos Aires Stock Exchange Listing Regulations and section 12, chapter III, Title IV of the National Securities Commission Regulations (Technical Regulation 2013) is fairly presented in all material respects.

d)

The review performed by the Audit Committee at its meeting of March 8, 2017, at which the most relevant aspects of the mentioned Financial Statements 2016 were analyzed, in relation to the “Impairment Charge”, considering the compliance with the applicable regulations and the Opinion issued as a result of such analysis.

e)

The approval of Financial Statements 2016 by the Company’s Board of Directors at its meeting held on March 9, 2017, at which the Audit Committee expressed its conformity with such Financial Statements.

f)

The treatment of Financial Statements 2016 and their approval by the General Ordinary and Extraordinary Meeting of Shareholders held on April 28, 2017 and, in particular, the explanations given by the Company regarding the Impairment Charge.

g)

The financial statements for fiscal years 2017, 2018, 2019 and 2020, and the respective reports of the Company’s independent auditor, Deloitte & Co. S.A., and of the Supervisory Committee, which conclude that the financial information published is reasonable, without any remarks with regard to previous fiscal years.

h)

The report prepared by the Company’s Management for the purpose of complying with the judgment that gave rise to this report, dated April 8, 2021, in which it explains the application of the Impairment Charge to Financial Statements 2016, including considerations regarding its application in previous fiscal years, which is attached as Exhibit A.

Opinion:

In our opinion, based on the work performed and with the scope described above, we have no objections to make in relation to the procedures implemented to determine the Impairment Charge of property, plant and equipment in Financial Statements 2016, which have been correctly applied in accordance with professional accounting standards; and regarding the accounting policy used by the Company we have no evidence that it has not been consistent and uniform with the accounting policy applied in the previous fiscal years since 2012, when the IFRS were adopted.

In the City of Buenos Aires, on April 8, 2021.

Supervisory Committee of YPF S.A.

Guillermo Stok

For the Supervisory Committee of YPF S.A.